SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             Hawaiian Airlines, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   419849-104

                                 (CUSIP Number)

                               Corporate Secretary
                              Aloha Airgroup, Inc.
                              Two Waterfront Plaza
                                    Suite 500
                             500 Ala Moana Boulevard
                               Honolulu, HI 96813
                                 (808) 539-5945

                                 With a copy to:

                              Brice T. Voran, Esq.
                               Shearman & Sterling
                               Commerce Court West
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L 1E8
                                 (416) 360-8484

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 18, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                 (1 of 5 Pages)

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aloha Airgroup, Inc.
--------------------------------------------------------------------------------
    2
          ======================================================================

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)  [ ]
                                                              (B)  [X]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          Not applicable
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)          [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Hawaii
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

   NUMBER OF                 -0-
    SHARES              --------------------------------------------------------
 BENEFICIALLY           8    SHARED VOTING POWER
   OWNED BY
EACH REPORTING               -0-
    PERSON              --------------------------------------------------------
     WITH               9    SOLE DISPOSITIVE POWER

                             -0-
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |X|

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (2 of 5 Pages)

              This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 31, 2001, as amended on April 25, 2002 (as amended, the "Schedule 13D") by Aloha Airgroup Inc. ("Aloha") with respect to the Common Stock, par value $0.01 per share, of Hawaiian Airlines, Inc. (the "Issuer"). All terms defined in the Schedule 13D have the same meanings in this Amendment No. 2.

Item 4.       Purpose of Transaction.

              Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

              On December 19, 2001, TurnWorks, TurnWorks Acquisition III, Inc., the Issuer and Aloha entered into an Agreement and Plan of Merger (the "Merger Agreement"), and TurnWorks, Aloha and Airline Investors Partnership, L.P., a Delaware limited partnership ("AIP") which, as of such date owned 18,181,818 shares (the "AIP Shares") of Common Stock, entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, AIP has agreed to vote to approve the Merger Agreement and the transactions contemplated thereby at a meeting of the stockholders of the Issuer. Because Aloha is the beneficiary of this Voting Agreement, it may be deemed to be the beneficial owner of the AIP Shares; however, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Aloha disclaims, on behalf of itself, beneficial ownership of such AIP Shares.

              On April 18, 2002, the Issuer delivered a notice to Aloha terminating the Merger Agreement. The Voting Agreement, under which Aloha was a beneficiary, terminated on May 18, 2002. Consequently, Aloha no longer could be deemed a beneficial owner of the AIP Shares.

Item 7.       Material to be Filed as Exhibits.

              The Merger Agreement and the Voting Agreement described in the amendment to Item 4 above and the Shareholder Voting Agreement described in the response to Item 2 of the Schedule 13D are filed as exhibits to the Schedule 13D.


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


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 23, 2002

                                             ALOHA AIRGROUP, INC.



                                             By:      /s/ Brenda F. Cutwright
                                                     ---------------------------
                                             Name:   Brenda F. Cutwright
                                             Title:  Executive Vice President
                                                     Chief Financial Officer &
                                                     Treasurer



                                             By:      /s/ Owen Sekimura
                                                     ---------------------------
                                             Name:   Owen Sekimura
                                             Title:  Vice President Finance,
                                                     Controller and
                                                     Assistant Treasurer


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


              The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

              Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




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